# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mereo BioPharma Group plc, CIK 0001719714
CUSIP: 589492107
Title of class of securities: American Depositary Shares, each representing five ordinary shares, nominal value of (pound)0.003 per share
Address of issuer's principal executive offices: One Cavendish Place, Fourth Floor, London, United Kingdom (X0), W1G 0QF
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-24-001131
Filed by CIK 0001535392

## Reporting persons
- Mangrove Partners IM, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 38,952,900; sole dispositive power 0; shared dispositive power 38,952,900; aggregate amount beneficially owned 38,952,900 (4.9% of the class)
- Nathaniel August: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 38,952,900; sole dispositive power 0; shared dispositive power 38,952,900; aggregate amount beneficially owned 38,952,900 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Mereo BioPharma Group plc
Address of issuer's principal executive offices: One Cavendish Place, 4th Floor, London, United Kingdom, W1G 0QF

## Item 2. Person Filing
Name of person filing:
Mangrove Partners IM, LLC
Nathaniel August, President of Mangrove Partners IM, LLC
Address of principal business office or, if none, residence:
Mangrove Partners IM, LLC, a Delaware limited liability company is located at c/o Delaware Corporations LLC, 1000 N. West Street, Suite 1501, Wilmington, DE 19801.

Nathaniel August, a United States citizen, is located at 2 Sound View Drive, 3rd Floor, Greenwich, Connecticut 06830.
Citizenship: Mangrove Partners IM, LLC is a Delaware limited liability company. Nathaniel August is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 38,952,900 ordinary shares represented by 7,790,580 ADRs
Percent of class: 4.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 38,952,900 ordinary shares represented by 7,790,580 ADRs
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
38,952,900 ordinary shares represented by 7,790,580 ADRs

The shares of the Issuer which are the subject of this SCHEDULE 13G (the "Shares") are held directly by The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company ("Master Fund"). Mangrove Partners IM, LLC ("Mangrove Partners") serves as the investment manager of the Master Fund and, in such capacity, may be deemed to beneficially own the securities reported herein. Prior to March 14, 2024, Nathaniel August, the principal of Mangrove Partners, also claimed beneficial ownership of the Shares. Effective March 14, 2024, he and the other members of Mangrove Partners contributed their interests to a newly formed entity, Mangrove Holding, Inc., and then sold their equity in Mangrove Holding, Inc. to the Mangrove Retirement Savings Plan. Information with respect to the Reporting Persons' ownership or control of the Common Stock as of September 30, 2025, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person. The percent beneficially owned or controlled by each Reporting Person is determined based on the sum of 795,484,404 Shares outstanding as of August 12, 2025, as the Issuer reported in its 10-Q, filed with the SEC on August 12, 2025. The filing of this SCHEDULE 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mangrove Partners IM, LLC: Nathaniel August, Nathaniel August, President (11/14/2025)
- Nathaniel August: Nathaniel August, Nathaniel August (11/14/2025)